SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Announces Record EBITDA
of Ps. 1.0 Billion for 1Q05, up 19% YoY

  -- Record Revenues of Ps. 7.2 Billion for 1Q05, up 27% YoY --

  -- Banco Azteca's Gross Credit Portfolio Increased 90% YoY to Ps. 11.7 Billion and
Customer Deposits Grew 83% YoY to Ps. 20.5 Billion --

  Highlights

  Consolidated revenues increased 26.9% YoY to Ps. 7.2 billion in 1Q05 from Ps. 5.7 billion in 1Q04. Revenues were boosted by the financial division's solid growth, by the favorable performance of our new stores, and the continued success of our Latin-American operations.
  Strong revenue growth and a 300 basis point gain in the consolidated gross margin resulted in a 19.0% YoY growth in consolidated EBITDA to Ps. 1.0 billion from Ps. 862.8 million in 1Q04.
  Merchandise sales for 1Q05 rose 7.7% YoY to Ps. 4.3 billion from Ps. 4.0 billion in 1Q04. Going forward, we expect that our new stores and new products, and our effective and competitive promotional credit and cash price campaign strategies could spur growth in merchandise revenues.
  Banco Azteca's gross credit portfolio grew 90.4% YoY to Ps. 11.7 billion in 1Q05 from Ps. 6.1 billion in 1Q04; while customer deposits grew 83.4% YoY to Ps. 20.5 billion from Ps. 11.2 billion in 1Q04.
  Seguros Azteca and Afore Azteca reported net income of Ps. 31.9 million and Ps. 15.2 million, respectively.
  On March 1, Grupo Elektra started banking operations in Panama , an important first step to replicate our successful business strategy in that and other Latin American countries.

Financial Highlights:

Ps. Million			Change
	1Q04	1Q05	$	%

Consolidated Revenues	5,661	7,185	1,525	26.9%
Gross Profit	2,444	3,274	830	33.9%
EBITDA	863	1,027	164	19.0%
Net Income	429	519	90	20.9%
EPS (pesos per share) (1)	1.80	2.13	0.34	18.7%
EPS (US$ per ADR) *	0.64	0.76	0.12	18.7%

(1) Calculation based on 238,774,000 Elektra* (59,694,000 ADR equivalent)
weighted average at March 31, 2004 and 243,069,000 Elektra*
(60,767,000 ADR equivalent) weighted average outstanding at March 31, 2005.
*Ps. 11.17 per US$

Mexico City, April 21, 2005 – Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America's leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the first quarter of 2005.

Javier Sarro, CEO of Grupo Elektra said, “Our 1Q05 results showed excellent consolidated revenues and a strong cash generation. Going into the remainder of the year, we expect an increased participation of the financial division in sales and earnings. We also anticipate that our new stores and new products offered at our stores could boost growth in merchandise sales. Furthermore, we will continue implementing strategies to ease the pressure on the gross margin of these revenues”.

Carlos Septién, Banco Azteca's CEO, commented “Banco Azteca continues to show an outstanding growth across all financial products and services. Our business has been supported a strong infrastructure in order to cater to an increasing customer base, through more than 1,400 bank branches across Mexico ”.

1Q05 Financial Highlights

Consolidated Revenues

Total consolidated revenues increased 26.9% YoY from Ps. 5.7 billion in 1Q04 to Ps. 7.2 billion in 1Q05, the highest level reached in a first quarter. This result is explained by:

  A solid 71.2% increase YoY in financial revenues from Banco Azteca, growth largely attributable to the promotional campaigns implemented through the quarter that increased the number of credit applications at our stores, new desks at third party channels; 12 new stand-alone branches; and the success of our mobile sales force ( Comercializadora ) in attracting new customers.
  A 7.7% YoY growth in merchandise sales boosted by new, relocated and remodeled stores; and by the addition of new merchandise including an exclusive brand Blue Light ; LCD monitors, ATV (All Terrain Vehicles) and recreational motorcycles, and portable DVD's. Finally, we are also reaping the benefits of our continued aggressive pricing and promotional strategies, and our door-to-door sales initiative.
  A 26.9% YoY growth in money transfer revenues;
  A 146.9% YoY growth in other income, which includes revenues from Milenia, Afore Azteca, Seguros Azteca, and from our credit operations in Latin America . The YoY in this revenue line is explained by the favorable results registered in our two newest business units (Afore and Seguros Azteca) and the encouraging results in our Latin-American operations.
  154 net new stores and a 17.4% YoY growth in the exhibition surface area.
Consolidated Revenues

Ps. Million			Change
	1Q04	1Q05	$	%

Total Revenues	5,661	7,185	1,525	26.9%
Merchandise	3,968	4,273	305	7.7%
Money Transfer	192	244	52	26.9%
Banco Azteca	1,370	2,344	975	71.2%
Other	131	324	193	146.9%

EBITDA

Consolidated EBITDA reached Ps. 1.0 billion a 19.0% YoY increase from Ps. 862.8 million in 1Q04. During the quarter, the growth in operating expenses was partially offset by higher consolidated revenues and a 239 basis points higher consolidated gross margin. Consolidated EBITDA margin reached 14.3%, 95 basis points lower than the 15.2% reported in 1Q04.

EBITDA & Operating Profit

Ps. Million			Change
	1Q04	1Q05	$	%

EBITDA	863	1,027	164	19.0%
Operating Profit	607	720	114	18.6%

Operating Expenses

During the quarter, operating expenses grew 41.6% YoY, from Ps. 1,586.9 million in 1Q04 to Ps. 2,247.5 million in 1Q05. The increase in operating expenses was mainly the result of:

  154 net new stores (170 openings and 16 closings), 9 remodeled and 2 relocated stores.
  Higher compensation for our employees, in line with our plan based on contribution.
  Hiring and training of new employees for our financial division and our door-to-door sales force, which is reflected in a 23.3% YoY increase in headcount, from 23,114 employees at the end of 1Q04 to 28,510 employees in 1Q05.
  Higher advertising expenses from our new business units.

Operating Profit

Operating income increased by 18.6% YoY as depreciation and amortization expenses increased 22.4% YoY. This increase is attributable to the growth in fixed assets in both the retail and financial division as a consequence of our expansion, remodeling and relocation plans.

Net Income

Our solid operating performance, coupled with a 18.5% YoY decrease in the comprehensive cost of financing, as well as a Ps. 11.7 million gain from our equity participation in Comunicaciones Avanzadas, led to a net income of Ps. 518.8 million in 1Q05, 20.9% higher than the Ps. 429.3 million net income of 1Q04.

Retail Division Highlights

Store Formats

During 1Q05, Grupo Elektra opened 102 new Elektra stores in Mexico YoY, 10 new Elektra stores in Latin America, and relocated or remodeled another 11 Elektra stores in Mexico , Guatemala and Honduras . Also through the year, we closed 11 Salinas y Rocha stores and 5 Bodega de Remates stores that did not meet our profitability standards. In addition, during the quarter we operated 58 stores under our new Elektricity store format.

Merchandise revenues by format showed a consistent growth rate for Elektra, with a 10.2% YoY increase. However, revenues for Salinas y Rocha and Bodega de Remates reported YoY decreases of 10.8% and 0.9%, respectively, due to the stores closed when compared to the 1Q04. Additionally, our Elektricity format has shown a great acceptance amongst our clients, registering a 521.2% YoY revenue growth.

CAPEX

Capital expenditures in the first quarter were Ps. 423.3 million, principally from store openings.

International Operations

Our Latin American operations ( Guatemala , Honduras and Peru ) continue showing excellent results. During the 1Q05, revenues in this region registered an increase of 48.1% YoY.

On March 1, 2005, Grupo Elektra announced the start of operations of its first banking subsidiary outside Mexico , Banco Azteca (Panamá), S.A. in Panama City . In accordance with Panamanian regulation, Grupo Elektra has fully funded the US$10 million required capitalization. The Company plans to build an infrastructure of Banco Azteca (Panamá), where there are already four branches in operation and approximately 300 loans have been placed.

Electronic Money Transfers

Dinero Express : our intra-Mexico electronic money transfer business continues to show excellent results triggered by its successful marketing efforts. Revenues increased 33.6% YoY to Ps. 114.0 million in the 1Q05 from Ps. 85.3 million in the 1Q04. Also during the quarter, we transferred the equivalent of Ps. 1.7 billion through 1.5 million transactions, representing YoY increases of 45.0% and 34.5%, respectively.

Western Union: Revenues from our agency relationship with Western Union increased 21.6% YoY to Ps. 130.0 million in the 1Q05 from Ps. 106.9 million in the 1Q04. Revenues were boosted by a 24.4% YoY growth in the number of transfers and by a 37.5% YoY growth in the amount transferred.

Banco Azteca

For 1Q05, Banco Azteca reported a net income of Ps. 201.5 million, 24.4% higher than the net income of Ps. 162.0 million for 1Q04. The 71.2% YoY increase in financial revenues was offset by a 73.9% YoY increase in Banco Azteca's costs, as interests paid on deposits and funding, loan-loss provisions, and operating expenses grew 243.6%, 4.4%, and 60.7% YoY, respectively.

Financial revenues were boosted by our credit promotional strategies implemented during the quarter: “ Buy at 15 months and pay at 18 months ” and “ In your credit purchases, receive a Ps. 300 bonus ”.

As of March 31, 2004, the estimated capitalization index of Banco Azteca was 11.01%, compared to 11.2% at the closing of December, 2004, and 11.6% on March 31, 2004. All figures exceed the 8.0% minimum capitalization index required by Mexican regulators.

Consumer Loans, Personal Loans and Combined Credit Portfolio.

Banco Azteca's total gross credit portfolio increased 90.4% YoY, reaching Ps. 11.7 billion from Ps. 6.1 billion at the end of 1Q04. The average term of the credit portfolio at the end of the 1Q05, was 53 weeks, representing an increase of 1 week when compared to 1Q04 and 1 week less when compared to 4Q04.

At the end of 1Q05, we had a total of 4.2 million active accounts, representing a 33.0% YoY increase from 3.1 million accounts in 1Q04.

Consumer and personal loans represented 53.6% and 22.4% of the gross credit portfolio at the end of 1Q05, respectively. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra's standard, approximately 97.0% as of March 31, 2005.

Savings Accounts and Term Deposits

Net deposits increased 83% YoY, from Ps. 11.2 billion in 1Q04 to Ps. 20.5 billion in 1Q05. Year-Over-Year, the total number of accounts rose by 2.5 million to 6.2 million.

Afore Azteca

For 1Q05, Afore Azteca reported a net income of Ps. 15.2 million from a net income of Ps. 11.0 million for 1Q04.

As of March 31, 2005, Siefore Azteca reached Ps. 3.2 billion in net assets under management, a 213% increase Year-Over-Year, and yielded a 6.14% return in the 1Q05. The number of affiliates reached 92,000 and the number of assignees was 761,000, both as of March 31, 2005.

Seguros Azteca

For the fourth consecutive quarter, Seguros Azteca recorded positive net income of Ps. 31.9 million, from a net loss of Ps. 9.0 million in 1Q04.

Currently Seguros Azteca offers Vidamax (life insurance) on three products: personal loans, consumer loans and credit sales of cellular phones. The acceptance of our customers has been outstanding as 78% of the customers that are granted a personal loan buy Vidamax, while for consumer and cellular loans the acceptance is 43% and 51%, respectively.

Consolidated Balance Sheet

Cash and Cash Equivalents

Total cash and cash equivalents rose to Ps. 17.2 billion in 1Q05 from Ps. 12.6 billion in 1Q04, comprised of Ps. 4.8 billion from the retail division and Ps. 12.4 billion from the financial division.

The retail division cash and equivalents registered a 29.1% YoY decrease, due to the fact that during the 1Q04, Grupo Elektra placed Ps. 2,600 in long term unsecured “ Certificados Bursátiles” , resources that were subsequently used in April 2004, for the early redemption of our US$275 million Senior Notes. Cash and equivalents from the Financial Division increased 111.1% or by Ps. 6.5 billion over the same period a year ago in line with the growth in customer deposits.

Consolidated Gross Credit Portfolio

Total consolidated gross credit portfolio increased 86.7% YoY to Ps. 12.4 billion in 1Q05 from Ps. 6.6 billion at the end of 1Q04. The retail division's customer accounts receivable, now comprised only of our credit operations in Latin America , continued to show encouraging results as they increased 68.7% YoY to Ps. 521.3 million in 1Q05 from Ps. 309.1 million in 1Q04.

Total Debt and Net Debt

At the end of 1Q05, the retail division's total debt with cost was Ps. 3.6 billion, 49.1% lower when compared to Ps. 7.1 billion at the end of 1Q04, and 0.8% lower when compared to Ps. 3.6 billion of 4Q04. Net debt at the retail division decreased YoY, from Ps. 349 million in 1Q04 to negative Ps. 1,153 million in 1Q05.

On March 1, 2005, Grupo Elektra successfully placed Ps. 400 million in unsecured short-term “ Certificados Bursátiles ”. The issue has a total term of 336 days and yields a rate of TIIE (28 days) plus 200 basis points per annum. The issue carries an “F2(mex)” credit rating for local currency issues from Fitch México. The resources obtained are being used for working capital purposes.

Equity

For the seventh time in a row, consolidated equity registered positive growth rates. Particularly, during the 1Q05, equity grew 16.6% YoY from Ps. 6.9 billion in 1Q04 to Ps. 8.1 billion in 1Q05, largely as a result of the 20.9% YoY increase in net income.

We invite you to visit our corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers' multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra , Salinas y Rocha , Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico , Guatemala , Honduras and Peru . Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 1720-7819 Fax. +52 (55) 1720-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 1720-7819 Fax. +52 (55) 1720-7822 spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.